December 20, 2024

Yi Ma
Chief Executive Officer
Baijiayun Group Ltd
24F, A1 South Building, No. 32 Fengzhan Road
Yuhuatai District, Nanjing 210000
The People   s Republic of China

       Re: Baijiayun Group Ltd
           Registration Statement on Form F-3
           Filed December 18, 2024
           File No. 333-283882
Dear Yi Ma:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ke Li, Esq.